August 31, 2007
VIA EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	WCA Waste Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 0-50808
Dear Mr. Decker:
     In your letter dated August 21, 2007, you asked us to respond to your comments with respect to our Form 10-K for the year ended December 31, 2006 and Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007. You requested that we respond within ten business days or to inform you as to when we would respond. We have reviewed and our carefully considering all comments contained in your letter in light of the fact that additional information has been requested from us and that your comments in the most recent letter and your prior letters requires additional research and analysis and a review of internal reporting and available information that would be responsive to your requests. In the interest of providing the highest quality response and disclosure, we would appreciate it if we could respond on or before September 15, 2007 to respond to the specific matters raised in your letter. We will use our best efforts to respond well before that time.
     Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 292-2400.

Very truly yours,
/s/ Charles A. Casalinova
Charles A. Casalinova
Chief Financial Officer

cc:	Kevin Mitchell (WCA Waste Corporation)
Robert Bullis (KPMG)
Jeff Dodd (Andrews Kurth LLP)